

November 15, 2010

Via Facsimile (212.822.5516) and U.S. Mail

Robert B. Williams, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005

RE: Covanta Holding Corporation
Schedule TO-I
Filed November 9, 2010
File No. 005-02837

Dear Mr. Williams:

        We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Schedule TO

1.   Please explain the basis upon which you have concluded that the tender offer will not have a going private effect. Please see Exchange Act Rule 13e-3(a)(3)(ii).

2.   Item 10 of the Schedule TO indicates that the Company has incorporated by reference the financial information required by Item 1010(a)(1) and (2) of Regulation M-A. Item 10 also provides the information required by Item 1010(a)(3) and (a)(4), but such information does not appear to have been provided in the Offer to Purchase disseminated to security holders as required by Exchange Act Rule 13e-4(e)(1). Please provide in the Offer to Purchase the information required by Item 1010(c)(1) through (5) of Regulation M-A and, if material, the pro forma information required by (c)(6). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001

supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Offer to Purchase

3.   We note that the offer is subject to a financing condition. Generally, when an offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3) and (d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the Company will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Conditions to the Tender Offer, page 13

4.   We note in the second sentence of the last paragraph on page 14 the disclosure relating to the Company's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding on both points in your response letter.

Incorporation of Documents by Reference, page 21

5.   We refer you to the first paragraph of this section. Schedule TO does not permit the Company to "forward incorporate" by reference to additional documents it may file between the date of filing of the Schedule TO and the expiration date of its offer. Rather, it is under an obligation to amend the Schedule TO whenever the information disclosed materially changes. See Rule 13e-4(e)(3). Please revise the language to eliminate any implication to the contrary.

Miscellaneous, page 21

6.   We note the disclosure in the second sentence of the second paragraph. If this language is intended to apply to holders of the Debentures located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8) or revise the disclosure consistent with Rule 13e-4(f)(8).

                              *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Perry J. Hindin
                                        Special Counsel
                                        Office of Mergers and Acquisitions